                                    FORM 11-K


                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549


                                  ANNUAL REPORT
                   PURSUANT TO SECTION 15(D) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                     FOR FISCAL YEAR ENDED DECEMBER 31, 1999
                        COMMISSION FILE NUMBER _________


                ACS DEFENSE, INC. PROFIT SHARING AND 401(k) PLAN
                            (FULL TITLE OF THE PLAN)


                                 --------------


                       AFFILIATED COMPUTER SERVICES, INC.
                                (NAME OF ISSUER)


                            2828 NORTH HASKELL AVENUE
                               DALLAS, TEXAS 75201
                          (PRINCIPAL EXECUTIVE OFFICE)



Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:


                         William L. Deckelman, Jr., Esq.
             Executive Vice President, Secretary And General Counsel
                       Affiliated Computer Services, Inc.
                            2828 North Haskell Avenue
                               Dallas, Texas 75201
                                 (214) 841-6144

                              REQUIRED INFORMATION

         The ACS Defense Inc. Profit Sharing and 401(k) Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974. Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


ACS DEFENSE, INC. PROFIT SHARING AND 401(k) PLAN

By:      /s/ Lora Villarreal
         --------------------------------------------------------------
Name:    Lora Villarreal
Title:   Administrative Committee Member

Date:    May 31, 2001

                                ACS DEFENSE, INC.

                         PROFIT SHARING AND 401(K) PLAN

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 1998









--------------------------------------------------------------------------------
                               ANSTISS & CO., P.C.

                                ACS DEFENSE, INC.
                         PROFIT SHARING AND 401(K) PLAN
                              FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998







                                      INDEX

                                                                                        PAGE #
                                                                                        ------
Independent Auditors' Report                                                                 1

Statements of Net Assets Available For Benefits                                              2

Statements of Changes in Net Assets Available For Benefits                                   3

Notes to Financial Statements                                                              4-9

Supplementary Schedules:   *
-----------------------

Schedule I - Assets Held for Investment Purposes at End of Year                             10


*Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Trustees of
ACS Defense, Inc.
Profit Sharing and 401(K) Plan
5 Burlington Woods Drive
Burlington, MA 01803

We were engaged to audit the financial statements of ACS Defense, Inc. Profit Sharing and 401(K) Plan as of December 31, 1999 and 1998, and for the years then ended, and the supplemental schedules as of and for the year ended December 31, 1999 as listed in the accompanying index. These financial statements and schedules are the responsibility of the Plan's management.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, the plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the information summarized in Note 3, which was certified by CG Trust Company, the trustee of the Plan, except for comparing the information with the related information included in the financial statements and supplemental schedules. We have been informed by the plan administrator that the trustee holds the Plan's investment assets and executes investment transactions. The plan administrator has obtained a certification from the trustee as of and for the years ended December 31, 1999 and 1998, that the information provided to the plan administrator by the trustee is complete and accurate.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the accompanying financial statements and schedules taken as a whole. The form and content of the information included in the financial statements and schedules, other than that derived from the information certified by the trustee, have been audited by us in accordance with generally accepted auditing standards and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.



ANSTISS & CO., P.C.
Lowell, MA
January 19, 2001

ACS Defense, Inc., Profit Sharing and 401(k) Plan


Statements of Net Assets Available for Benefits
----------------------------------------------------------------------------------------------------------------------------------
                                                                                              As of December 31,
                                                                                    1999                           1998
                                                                          --------------------------     -------------------------
INVESTMENTS, AT FAIR VALUE
      Investments                                                                      $ 65,279,429                  $ 26,426,064
      ACS Stock                                                                              80,352                        32,971
      Participant loans                                                                     904,456                       489,614
                                                                          --------------------------     -------------------------
            TOTAL INVESTMENTS                                                            66,264,237                    26,948,649
                                                                          --------------------------     -------------------------

Receivables
Cash Transaction Fund                                                                             -                           267
Employer's contributions                                                                  1,416,458                       879,049
Participants' contributions                                                                 316,329                       182,355
                                                                          --------------------------     -------------------------
            TOTAL RECEIVABLES                                                             1,732,787                     1,061,671
                                                                          --------------------------     -------------------------

NET ASSETS AVAILABLE FOR BENEFITS                                                      $ 67,997,024                  $ 28,010,320
                                                                          ==========================     =========================


    The accompanying notes are in integral part of the financial statements.

ACS Defense, Inc., Profit Sharing and 401(k) Plan

Statements of Changes in Net Assets Available for Benefits
------------------------------------------------------------------------------------------------------------------------------

                                                                                       Year Ended December 31,
                                                                                1999                 1998
                                                                         -----------------     ------------------
ADDITIONS
Investment income:
      Interest and dividend income, investments                           $       346,668       $        376,709
      Interest income, participant loans                                           46,010                 39,181
      Other Income                                                                    372                      -
      Net appreciation in fair value of investments                             6,050,795              3,744,259
                                                                         -----------------     ------------------
                                                                                6,443,845              4,160,150
                                                                         -----------------     ------------------
Contributions:
      Employer                                                                  1,721,096              1,064,670
      Participant                                                               2,831,318              2,327,275
                                                                         -----------------     ------------------
                                                                                4,552,414              3,391,945
                                                                         -----------------     ------------------

Other additions:
      Transferred Assets                                                       31,694,734                      -
      Rollover Contributions                                                      215,101                 41,859
                                                                         -----------------     ------------------
                                                                               31,909,835                 41,859
                                                                         -----------------     ------------------
            TOTAL ADDITIONS                                                    42,906,095              7,593,953
                                                                         -----------------     ------------------

DEDUCTIONS
Payment of benefits                                                             2,907,547              4,693,612
Fees & Commissions                                                                 11,576                  2,944
Other Adjustments                                                                     268                      -
                                                                         -----------------     ------------------
            TOTAL DEDUCTIONS                                                    2,919,391              4,696,556
                                                                         -----------------     ------------------

NET INCREASE                                                                   39,986,704              2,897,397

Net assets available for plan benefits:
      Beginning of period                                                      28,010,320             25,112,923
                                                                         -----------------     ------------------
      End of period                                                       $    67,997,024       $     28,010,320
                                                                         =================     ==================


    The accompanying notes are in integral part of the financial statements.

                                ACS DEFENSE, INC.
                         PROFIT SHARING AND 401(K) PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

NOTE 1 - DESCRIPTION OF THE PLAN

        The following description of the ACS Defense, Inc. Profit Sharing and 401(K) Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. Effective April 1, 1998 the Analytical Systems Engineering Corporation Profit Sharing and Analytical Systems Engineering Corporation 401(K) Plan were merged and became the ACS Defense, Inc. Profit Sharing and 401(K) Plan.

        As of April 1, 1998 the trustee of the Plan was changed from Vanguard Fiduciary Company Trust to CG Trust Company.

        GENERAL - The Plan is a 401(K) and a profit sharing plan. The Plan is designed to allow full-time employees to contribute a portion of their salary and allows the employer to "match" a percentage of their contribution. It also allows the employer to make an additional "profit sharing" contribution to the plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

        CONTRIBUTIONS - The Plan is funded with voluntary employee deferrals and employer contributions.

        PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contribution and allocations of (a) the Company's profit sharing and matching contribution and, (b) plan earnings and, (c) forfeitures of terminated participants' nonvested accounts, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

        VESTING - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the company's contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after seven years of credited service.

        PAYMENT OF BENEFITS - On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a ten-year period. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

        PARTICIPANT LOANS - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates ranging from 6% to 10%, which are commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest is paid ratably through monthly payroll deductions.

                                ACS DEFENSE, INC.
                         PROFIT SHARING AND 401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998


NOTE  1 - DESCRIPTION OF THE PLAN (Continued)

        FORFEITED ACCOUNTS - Forfeitures, in the amount of $17,870 and $96,876 for the years ended December 31, 1999 and 1998, respectively, were allocated to remaining active participants.

        INVESTMENT OPTIONS - During the plan year ending December 31, 1999 participants were able to allocate their contributions among the following investment options:

                GUARANTEED INCOME FUND - This fixed income fund seeks to provide competitive yields relative to comparable guaranteed fixed income investment funds.

                BALANCED FUND - This CIGNA Separate Account seeks to achieve a high total return on investment through capital appreciation and current income by investing in a combination of equity and fixed income securities.

                CIGNA LIFETIME FUNDS - CIGNA Lifetime Funds is a family of funds comprised of five distinct, multi-asset class, multi-manager investment portfolios, which investment objectives for each of the five Funds varies, in keeping with the investment time horizon (using the participant's age as the indicator of time remaining to retirement) and associated asset allocation of the underlying portfolios. The performance goal for each is to consistently out-perform its custom benchmark over full market cycles.

                AMERICAN CENTURY ULTRA ACCOUNT - This CIGNA Separate Account invests wholly in the American Century Ultra Fund, a mutual fund which seeks to provide long-term growth of capital.

                LARGE COMPANY STOCK - GROWTH FUND - This fund seeks to provide investors with consistent, competitive investment results through the superior selection of large capitalization growth stocks and by managing risk in all market conditions.

                LARGE COMPANY STOCK - INDEX FUND - This fund is constructed to reflect the composition of the S&P 500 Index and seeks to provide long-term growth of capital and income.

                FIDELITY ADVISOR GROWTH OPPORTUNITIES ACCOUNT - This CIGNA Separate Account invests wholly in the Fidelity Advisor Growth Opportunities fund, a mutual fund that seeks long-term capital growth.

                INVESCO DYNAMICS ACCOUNT - This CIGNA Separate Account invests wholly in the INVESCO Dynamics fund, a mutual fund that seeks to provide capital appreciation.

                                ACS DEFENSE, INC.
                         PROFIT SHARING AND 401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998


NOTE  1 - DESCRIPTION OF THE PLAN (Continued)

                SMALL COMPANY STOCK - GROWTH FUND - This CIGNA Separate Account is managed by Fiduciary Trust Company International following their small capitalization growth strategy and seeks to achieve long-term capital appreciation.

                FOREIGN STOCK II FUND - This CIGNA Separate Account is managed by the Bank of Ireland Asset Management (BIAM) team, pursuant to an agreement with the registered investment adviser, BBOI Worldwide LLC, which is a joint venture between Bank of Ireland Asset Management (U.S.) Ltd. And Berger Associates, Inc. This fund seeks to provide long-term capital appreciation by investing primarily in the common stock of well-established companies located outside the U.S.

                JANUS WORLDWIDE ACCOUNT - This CIGNA Separate Account invest wholly in the Janus Worldwide Fund, a mutual fund that seeks to provide long-term growth of capital in a manner consistent with the preservation of capital.

                AFFILIATED COMPUTER SERVICES, INC. (ACS), STOCK - Employees have the ability to purchase stock of the parent company, ACS, Inc.

NOTE  2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        ESTIMATES
        The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly actual results may differ from those estimates.

        TRUSTEE
        The trustee of the plan is CG Trust Company. CG Trust Company serves as the Plans' trustee and manages the plan assets.

        INVESTMENT VALUATION AND INCOME RECOGNITION
        The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Units of the Retirement Savings Trust are valued at net asset value at year-end. Participant loans are valued at cost, which approximates fair value.

        Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

                                ACS DEFENSE, INC.
                         PROFIT SHARING AND 401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998


NOTE  2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        ADMINISTRATIVE EXPENSES
        Investment advisory fees for portfolio management are paid directly from fund earnings and are included in the fund expense ratio and do not reduce assets of the plan. Purchase fees, if applicable, are paid by the plan participants investing in those funds, which are subject to such fees.

NOTE  3 - NON-AUDITED INFORMATION

        The following items were not audited by us as they were certified by CG Trust Company for 1999 and 1998. See Independent Auditors' Report.

                                                             1999                    1998
                                                             ----                    ----
       Investments                                          $65,279,429            $26,426,064
       ACS Stock                                                 80,352                 32,971
       Participants' Loans Receivable                           904,456                489,614
       Rollovers & Other Transfers In                        31,909,835                 41,859
       Investment Income                                      6,443,845              4,160,150
       Administrative Expenses                                   11,576                  2,944


NOTE  4 - PLAN TERMINATION

        Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE  5 - TAX STATUS

        The Internal Revenue Service has determined and informed the Company by letter dated September 15, 1994, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

        The plan is exempt from Federal and state income taxes, therefore, no provision for income taxes is required in the financial statements.

                                ACS DEFENSE, INC.
                         PROFIT SHARING AND 401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998


NOTE  6 - RELATED PARTY TRANSACTIONS

        The Plan invests in units of pooled separate accounts, along with units of a deposit administration accounts, managed by a subsidiary of the Custodian (CIGNA). Transactions in such investments qualify as party-in-interest transactions, which are exempt from, prohibited transactions rules.

        The plan invested in shares of Affiliated Computer Services, Inc. "ACS, Inc.", the parent company of ACS Defense, Inc.

NOTE  7 - INVESTMENTS

        The following presents investments at December 31, 1999 and 1998 that represent 5% or more of the Plan's net assets.

                                                              1999                   1998
                                                              ----                   ----
        Guaranteed Income Fund                               $22,593,375            $5,590,003
        Cigna Lifetime 40                                      4,786,971             4,896,818
        Stock Index                                           11,716,787             8,195,537
        Large Growth Putnam                                   13,399,390             6,783,341
        Templeton Foreign                                              0               543,208
        Fidelity Advanced Growth Opp                           4,066,628                     0
        Janus Worldwide                                        3,205,496                     0



NOTE  8 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 SCHEDULE H

        RECONCILIATION OF TOTAL NET ASSETS
        ----------------------------------

        Net Assets per F/S (Accrual Basis)                              $67,997,024
        Less: Receivables on Accrual Basis Financial Statements
        not on Schedule H                                               (1,732,787)
        Less: Certain "deemed" Distributions Relating to
        Participant Loans on Schedule H not on the Financial
        Statements                                                         (14,799)
                                                                       -------------
        Net Assets per Schedule H (Modified Cash)                       $66,249,438
                                                                       =============


        RECONCILIATION OF PART I NET ASSETS BY LINE ITEM
        ------------------------------------------------

        Schedule H Line C(10)                                           $41,713,708
        Schedule H Line C(13)                                               972,346
        Schedule H Line C(14)                                            22,593,375
                                                                       -------------
        Investments per Financial Statements                            $65,279,429
                                                                       =============

                                ACS DEFENSE, INC.
                         PROFIT SHARING AND 401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998



NOTE 8 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 SCHEDULE H (Continued)

        RECONCILIATION OF NET INCOME
        ----------------------------

        Net Increase per Financial Statements                           $39,986,704
        Less: Transfers Into the Plan                                  (31,694,734)
                                                                       -------------
        Net Income per Financial Statements                               8,291,970
        Accrual Basis Contribution Receivable Included in Net
        Assets at Beginning of the Year                                     857,222
        Accrual Basis Contribution Receivable Included in Net
        Assets at End of the Year                                       (1,732,787)
        Deemed Distribution from Participant Loans                         (14,799)
                                                                       -------------
        Net Income per Schedule H                                        $7,401,606
                                                                       =============


NOTE 9 - PLAN MERGERS

        On October 1, 1999, the Betac International Corporation Employee Stock Ownership Plan was merged into the ACS Defense, Inc. Profit Sharing and 401(k) Plan. Prior to the merger, the plans covered eligible employees at the ACS Defense, Inc. The transferred net assets have been recognized in the accounts of the ACS Defense, Inc. Profit Sharing and 401(k) Plan as of October 1, 1999, at their balances as previously carried in the accounts of the Betac International Corporation Employee Stock Ownership Plan. The changes in net assets of the combined plans are included in the accompanying statement of changes in net assets available for benefits from October 1, 1999. A summary of the transferred net assets follows:

        Investments at fair value                $31,269,786
        Participant Loans                            424,948
                                            -----------------
                                                  31,694,734
                                            =================


                                INDEX TO EXHIBITS

Exhibit No.                         Description
-----------                         -----------
23                                  Consent of Antiss & Co., P.C.